May 3, 2023

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:      Arzhang Navai

Re:	Karyopharm Therapeutics Inc.

Registration Statement on Form S-3

File No. 333-269846

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Karyopharm Therapeutics Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-269846), so that it may become effective at 4:30 p.m., Eastern Time, on May 5, 2023, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

/s/ KARYOPHARM THERAPEUTICS INC.

By:	/s/ Michael Mano
Name: Michael Mano
Title: Senior Vice President and General Counsel

cc:	Jason Kropp, Wilmer Cutler Pickering Hale and Dorr LLP

Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP